

March 30, 2011

Paul Sedlack
Graham Capital Management, L.P.
40 Highland Avenue
Rowayton, CT 06853

> **Re: Graham Alternative Investment Fund I LLC**
> **Form 10**
> **Filed April 30, 2010**
> **File No. 000-53965**

Dear Mr. Sedlack:

We have completed our review of your Form 10 and related filings and do not, at this time, have any further comments.

Sincerely,

Sonia Barros
Special Counsel

cc: Christopher Wells, Esq. (via facsimile)